                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-105242

 PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 342 DATED DECEMBER 9, 2003
                                   -- NO. 355

                      [THE GOLDMAN SACHS GROUP, INC. LOGO]

                          THE GOLDMAN SACHS GROUP, INC.
                           Medium-Term Notes, Series B

                                  $8,999,067.60
               4.6% Mandatory Exchangeable Notes due January 2005
                  (Exchangeable for Common Stock of Dell Inc.)

      This pricing supplement and the accompanying prospectus supplement no.
342, relating to the mandatory exchangeable notes, should be read together.
Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 342 should also be read with the accompanying prospectus dated May 21, 2003, as supplemented by the accompanying prospectus supplement dated December 9, 2003. Terms used here have the meanings given them in the accompanying prospectus supplement no. 342, unless the context requires otherwise.

      The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 342, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $35.4294, which is the initial index stock price; the aggregate face amount for all the offered notes is $8,999,067.60

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: January 7, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): January 14, 2004

STATED MATURITY DATE: January 18, 2005, unless extended for up to six business days

INTEREST RATE (COUPON): 4.6% per year

INTEREST PAYMENT DATES: January 18, April 18, July 18, and October 18 in each year, beginning on April 18, 2004

REGULAR RECORD DATES: for the interest payment dates specified above, January
11, April 12, July 12 and October 11, respectively

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Dell Inc.

CUSIP NO.: 38143U671

      Your investment in the notes involves certain risks. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-3 of the accompanying prospectus supplement no. 342 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY
BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

      Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT
INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING
SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                    PRICING SUPPLEMENT DATED JANUARY 7, 2004.
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
PRINCIPAL AMOUNT:             On the stated maturity date, each offered note
                              will be exchanged for index stock at the exchange
                              rate or, at the option of Goldman Sachs, for the
                              cash value of that stock based on the final index
                              stock price.

EXCHANGE RATE:                If the final index stock price equals or exceeds
                              the threshold appreciation price, then the
                              exchange rate will equal the threshold fraction
                              times one share of index stock for each $35.4294
                              of the outstanding face amount. Otherwise, the
                              exchange rate will equal one share of the index
                              stock for each $35.4294 of the outstanding face
                              amount. The exchange rate is subject to
                              anti-dilution adjustment as described in the
                              accompanying prospectus supplement no. 342.

                              Please note that the amount you receive for each $35.4294 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $35.4294. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE:   $35.4294 per share.

FINAL INDEX STOCK PRICE:      The closing price of one share of the index stock
                              on the determination date, subject to
                              anti-dilution adjustment.

THRESHOLD APPRECIATION PRICE: The initial index stock price times 1.15, which equals $40.7438 per share.

THRESHOLD FRACTION:           The threshold appreciation price divided by the
                              final index stock price.

NO LISTING:                   The offered notes will not be listed on any
                              securities exchange or interdealer market
                              quotation system.

DELL INC.:                    According to its publicly available documents,
                              Dell Inc. is a provider of computing products and
                              services. Information filed with the SEC by the
                              index stock issuer under the Exchange Act can be
                              located by referencing its SEC file number:
                              000-17017.

HISTORICAL TRADING PRICE      The index stock is traded on the Nasdaq National
INFORMATION:                  Market System under the symbol "DELL". The
                              following table shows the quarterly high and low
                              trading prices and the quarterly closing prices
                              for the index stock on the Nasdaq National Market
                              System for the four calendar quarters in each of
                              2002 and 2003 and for the first calendar quarter
                              in 2004, through January 7, 2004. We obtained the
                              trading price information shown below from
                              Bloomberg Financial Services, without independent
                              verification.
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                                                 HIGH          LOW         CLOSE
                                                ------         ----        -----

2002
   Quarter ended March 31 ...............        30.52        23.53        26.11
   Quarter ended June 30 ................        28.55        22.27        26.14
   Quarter ended September 30 ...........       28.501         21.9        23.51
   Quarter ended December 31 ............        31.06        23.73        26.74
2003
   Quarter ended March 31 ...............           29        22.59        27.31
   Quarter ended June 30 ................           33        27.15        31.84
   Quarter ended September 30 ...........        35.04         30.7        33.42
   Quarter ended December 31 ............        37.18         32.3        33.98
2003
   Quarter ending March 31 (through
    January 7, 2004) ....................         35.5        33.97        35.45
   Closing price on January 7, 2004 .....                                  35.45


                              As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May
                              Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 342.

HYPOTHETICAL PAYMENT          The table below shows the hypothetical payment
AMOUNT:                       amounts that we would deliver on the stated
                              maturity date in exchange for each $35.4294 of the
                              outstanding face amount of your note, if the final
                              index stock price were any of the hypothetical
                              prices shown in the left column. For this purpose,
                              we have assumed that there will be no
                              anti-dilution adjustments to the exchange rate and
                              no market disruption events.

                              The prices in the left column represent
                              hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $35.4294 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $35.4294 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $35.4294, based on the corresponding hypothetical final index stock price and the assumptions noted above.



                                      S-3
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
HYPOTHETICAL FINAL INDEX                        HYPOTHETICAL PAYMENT
   STOCK PRICE AS % OF                             AMOUNTS AS % OF
INITIAL INDEX STOCK PRICE                     INITIAL INDEX STOCK PRICE
-------------------------                     -------------------------
          175%                                           115%
          150%                                           115%
          125%                                           115%
          115%                                           115%
          100%                                           100%
           75%                                            75%
           50%                                            50%
            0%                                             0%

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
                              The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 342.

                              Payments on your note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 342.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 342.
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